SEC
Mail Processing
Section
JUN 26 2020
Washington DC
413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

20013898

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SEC FILE NUMBER
8-28916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/19 (MM/DD/YY) AND ENDING 03/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morris Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8250 Haverstick Rd., Suite 250
(No. and Street)

Indianapolis	Indiana	46240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN R SIMMONS 317-217-5440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John R. Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morris Group, Inc., as of March 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public Commission expires 2-18-22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morris Group, Inc.

Report on Audit of Financial Statements

March 31, 2020

THOMAS FAUST, CPA
Certified Public Accountant

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-8195 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Morris Group, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Morris Group, Inc., as of March 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Morris Group, Inc. as of March 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Morris Group, Inc.'s management. My responsibility is to express an opinion on Morris Group, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Morris Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Morris Group, Inc.'s financial statements. The supplemental information is the responsibility of Morris Group, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
May 28, 2020

MORRIS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2020

	ASSETS	
ASSETS		
Cash	$	64,106
Commissions receivable		16,923
Marketable securities		24,154
Right of use lease		4,554
TOTAL ASSETS		109,737
	LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES		
Commissions payable		16,048
Accrued and withheld liabilities		1,714
Lease obligation payable		4,554
TOTAL LIABILITIES		22,316
STOCKHOLDER'S EQUITY		
Common stock, Par value $1; 1,000 shares authorized, issued and outstanding		1,000
Retained earnings		86,421
TOTAL STOCKHOLDER'S EQUITY		87,421
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	109,737

MORRIS GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2020

REVENUE		
Revenue from sale of insurance company annuities	$	467,305
Revenue from sale of investment company shares of mutual funds		291,229
Fees from account supervision, investment advisory and administrative services		37,739
Other revenue		5,059
TOTAL REVENUE		801,332
EXPENSES		
Commissions		635,001
Employee compensation and benefits		68,258
Occupancy expenses		10,229
Communications		2,483
Insurance		11,028
Professional fees		9,550
Other expenses		27,443
TOTAL EXPENSES		763,992
NET INCOME	$	37,340

MORRIS GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2020

	Common Stock	Retained Earnings	Total Stockholder's Equity
BALANCE AT THE BEGINNING OF THE YEAR	$ 1,000	$ 79,081	$ 80,081
Net Income	-	37,340	37,340
Stockholder's distributions	-	(30,000)	(30,000)
BALANCE AT THE END OF THE YEAR	$ 1,000	$ 86,421	$ 87,421

MORRIS GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 37,340
Adjustments to reconcile net income to net cash provided by	
Operating activities:	
Unrealized (gain) loss on marketable securities	793
(Increase) decrease in operating assets:	
Commissions receivable	34,460
Increase (decrease) in operating liabilities:	
Commissions payable	(26,753)
Accrued and withheld liabilities	139
Net Cash Provided by Operating Activities	45,979
CASH FLOWS FROM INVESTING ACTIVITIES	
Stockholder's distributions	(30,000)
Net Cash Used by Investing Activities	(30,000)
NET INCREASE (DECREASE) IN CASH	15,979
CASH AT BEGINNING OF YEAR	48,127
CASH AT END OF YEAR	$ 64,106

MORRIS GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR MARCH 31, 2020

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Morris Group, Inc. (the Firm) was incorporated on October 22, 1982 under the Indiana General Corporation Act, as amended, for the primary purpose of engaging in the sale of Direct Participation Programs and doing business as a $5,000 broker-dealer. The Firm is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at March 31, 2020.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may exceed FDIC insured limits.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Leases—The Firm adopted FASB ASC 842, "Leases", effective April 1, 2019. The Firm is a lessee in one operating lease for office space. The Firm recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Firm uses its incremental borrowing rate.

g. Revenue Recognition—The revenue of the Firm is derived primarily from commissions earned on the sale of mutual funds, annuities, life insurance products and 12b-1 fees. Commission income is recorded based on the date of the transaction.

   In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers: Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

   - Identify the contract with the customer
   - Identify the performance obligation
   - Determine the transaction price
   - Allocate the transaction price to the performance obligation
   - Recognize the revenue when the performance obligation is met

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

h. Marketable Securities—The Firm reports its marketable securities as trading securities and are recorded at fair value. Fair value is determined by closing market price at March 31 which falls in the Level 1 hierarchy level as described in SFAS 157 *Fair Value Measurements.* Realized and unrealized gains and losses are recorded in current earnings.

NOTE 2: COMMISSIONS RECEIVABLE AND PAYABLE FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At March 31, 2020, there were commissions receivable of $16,923 and accrued commissions payable of $16,048.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k)(2)(i) "Special Account for the Exclusive Benefit of customers maintained". During the year ended March 31, 2020 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: INCOME TAX EXPENSE

The Firm has elected to be treated as an S Corporation for tax purposes. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for 2019.

The firm's federal and state income tax returns for 2019 through 2019 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 6: LEASE EXPENSE AND FUTURE OBLIGATIONS

The Firm leases the office in which it operates. During the year ended March 31, 2020 the Firm paid rent expense of $10,229. The current lease is a one-year lease with minimum future obligations under this lease of $4,554 for the year ending March 31, 2021.

The Firm has recorded an asset and corresponding liability for the remaining lease obligation under FASB ASU 2016-02 "Leases" for this lease of $4,554 at March 31, 2020.

NOTE 7: NET CAPITAL REQUIREMENTS

The Firm is required to maintain minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At March 31, 2020, net capital as defined by the rules, equaled $82,545 and net capital in excess of the minimum required was $77,545. The ratio of aggregate indebtedness to net capital was 21.52%.

NOTE 8: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended March 31, 2019. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 9: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at March 31, 2020. They concluded that there were no commitments or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 10: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of this report. The date on which the financial statements are available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

MORRIS GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
AS OF MARCH 31, 2020

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	87,421
Less nonallowable assets from Statement of Financial Condition		(1,253)
Net capital before haircuts on securities positions		86,168
Less haircuts on securities		(3,623)
Net Capital	$	82,545
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required based on 6-2/3% of aggregate indebtedness		1,184
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess Net Capital	$	77,545
(A)-10% of total aggregate indebteness		1,776
(B)-120% of minimum net capital requirement		6,000
Net capital less greater of (A) or (B)	$	76,545
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total Aggregate Indebtedness liabilities from Statement of Financial Condition	$	17,762
Adjustments for Aggregate Indebtedness		-
Total Aggregate Indebtedness	$	17,762
Percentage of Aggregate Indebtedness to Net Capital		21.52%

Reconciliation with Company's Computation of Net Capital Pursuant to Rule 17a-5(d)(4)

There are no material differences between the above computation and the computation included in the unaudited FOCUS Report, Part IIA Form X-17a-5 at March 31, 2020.

MORRIS GROUP, INC.
SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3
AS OF MARCH 31, 2020

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Morris Group, Inc. is exempt from Rule 15c3-3 under the provisions of the Rule 15c3-3 (k)(2)(i)

MORRIS GROUP, INC.
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF MARCH 31, 2020

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Morris Group, Inc. is exempt from Rule 15c3-3 under the provisions of the Rule 15c3-3 (k)(2)(i)

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors and Stockholder
Morris Group Inc.

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Morris Group Inc. and the SIPC, solely to assist you and SIPC in evaluating Morris Group Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2020. Morris Group Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended March 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Morris Group Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended March 31, 2020. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the Morris Group Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
May 28, 2020

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-8195 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
Morris Group, Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) Morris Group, Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k)(2)(i), and (2) Morris Group, Inc. stated that Morris Group, Inc. has met this exemption provision above mentioned throughout the past fiscal year ended March 31, 2020 without exception. Morris Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
May 28, 2020

MORRIS GROUP, INC.

8250 HAVERSTICK ROAD, SUITE 250

INDIANAPOLIS, IN 46240

Exemption Report for Rule 15c3-3

Morris Group, Inc.; CRD# 13181; SEC file 8-28916; CIK# 0000714551; is a $5,000 minimum net capital non-carrying, non-clearing broker-dealer and is exempt from reserve requirements, with exemptions, according to Rule 15c3-3 (k) (2) (i) "Special Account for the Exclusive Benefits of customers maintained".

Morris Group, Inc., has met the exemption provisions above mentioned throughout the past fiscal year ended March 31, 2020, without exception.

To the best of our knowledge and belief, we have followed all the related rules and regulations throughout the past fiscal year ended March 31, 2020.

John R. Simmons

President

May 19, 2020